Mail Stop 4561

May 3, 2006

By U.S. Mail and Facsimile to (714) 630-7910

Kenneth J. Cosgrove
Chairman and Chief Executive Officer
Premier Commercial Bancorp
2400 E. Katella Avenue
Suite 125
Anaheim, California 92806

Re: Premier Commercial Bancorp
Registration Statement on Form SB-2
Filed April 7, 2006
File No. 333-133061

Dear Mr. Cosgrove:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in this regard. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to disclose the material terms of each of the contracts included as exhibits. We are unable to locate, for example, discussions of the terms of the plans filed as exhibits 10.1, 10.2, and 10.3.

2.   Please note the updating requirements of Rule 310(g) of Regulation S-B.

3.   Please file an updated consent of the independent accountants in your next filing.

Prospectus Cover Page

4.   Please revise the first paragraph to avoid the implication that an active public trading market might develop after the offering.

5.   Please disclose briefly the plan of distribution.

6.   Please highlight the cross-reference to the risk factor section. Refer to Item 501(a)(5) of Regulation S-B.

The Offering, page 3

7.   Please disclose, if true, that one principal reason for conducting the offering at this time is to increase capital. We note the disclosure regarding capital ratios in the table on page F-28.

Risk Factors, page 4

8.   It is currently difficult to tell where one risk factor ends and the next one begins. Note also that each risk factor should discuss a single discreet risk and that multiple risks should not be combined into one risk factor. Please revise pages 4 and 5 of this section to break out each individual risk factor discussion, and format each one with a clearly highlighted subheading.

9.   The subheading of the last risk factor states that "*Some* of our loans have been made recently," while the following discussion states that "many of our loans have been made over the last three years…." Please revise to clarify whether some, many, most, or all of your loan portfolio should be considered unseasoned.

Use of Proceeds, page 13

10.   Please revise to address your plans in the event that only 25% or 50% of the maximum number of shares are sold.

11.   Please address, if relevant, the need to increase the bank's capital.

12.   File the memorandum of understanding as an Exhibit.

Dilution, page 14

13.   Please revise to provide a table contrasting the public contribution and the effective cash contribution of insiders. Refer to Item 506 of Regulation S-B.

Dividends, page 17

14.   Please revise to clarify the reason for your statement that the bank is currently unable to pay cash dividends.

SBA Loans, page 19

15.   The second paragraph in this subsection states, first, that the bank is a Preferred SBA lender, and then later appears to state that the bank seeks to be designated as a Certified or Preferred lender. Please revise to clarify.

Selected Financial Data, page 22

16.   It appears that the first two lines under "Per Share Data" in the table should read "net income per share" rather than "Loss per Share". Please revise as necessary.

17.   Please revise the table to include definitions of Net Interest Margin, Efficiency Ratio and Leverage Capital Ratio.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

18.   Please review the guidance in Item 303(b)(1)(iv-vii) of Regulation S-B and revise to present an expanded discussion of your financial condition, changes in financial condition and results of operations for each of the reported periods December 31, 2005 and 2004. Please address the key variables and other qualitative and quantitative factors necessary to understand and evaluate your business. Consider the guidance provided by SEC Interpretive Release No. 33-8350.

19.   Please review the guidance in Item 303(c) of Regulation S-B and revise to include a discussion of your off-balance sheet arrangements. We note that in Note R – Derivative Financial Instruments you disclose the particulars for two derivative instruments and refer to, but do not discuss the particular policies and procedures for off-balance sheet derivatives. We are unclear whether or not there are any other off-balance sheet items which need to be identified and disclosed here and in Note R.

Critical Accounting Policies, page 24

20.   Please confirm to us that your critical accounting policies section include a description of all particular policies that you deem to be critical to your operations. If not, please revise to include all critical accounting policies and refer to SEC Interpretive Release No. 33-8350 as necessary.

Average Balance Sheets, page 27

21.   Please revise to include three years worth of data for the average balance sheets on this page, the rate/volume table on page 28, the investment portfolio table on page 34 and information required by Items V (deposits), VI (Return on Equity and Assets) and VII (Short-Term Borrowings) which we note is in different portions of your SB-2. General Instruction 3(a) of Industry Guide III requires the information detailed in Items I, II, and V-VII (of this guide) for an institution of your size.

22.   It would appear that your reference to "New Yield on Interest-Earning Assets" should be "Net Yield on Interest-Earning Assets" consistent with other textual references to this information, such as those on page 28. Please revise if necessary.

Noninterest Income, page 29

23.   Please disclose how you determine which loans to fund internally and which ones you will sell and/or choose to have a correspondent bank fund. We note that one reason for the decrease in loan referral fees from $4.5 million in 2004 to $2.2 million in 2005 was due to management's decision to fund internally certain of these loans in an effort to increase your loan portfolio and related net interest income. In your revision and response letter, please also explain why you apparently do not have any loans held for sale for the balance sheet dates presented.

24.   As a related matter, please include a financial statement footnote detailing the particulars involving the loan referral fee program including the following:

-     An accounting policy for revenue recognition of loan deferral fees;

-     A description of how the program with correspondent banks is structured;

-     How you decide which loans to retain in your loan portfolio and which loans are funded by correspondent banks; and

-     Recourse provisions for credit review, underwriting and packaging services for those loans which are funded by others, if any.

Non-interest Expense, page 30

25.   Please revise to include a description of why the presentation of Adjusted Non-interest Expense as a Percentage of Total Average Assets, a non-GAAP financial measure, provides useful information to investors. Refer to Item 10(h)(1)(i) of Regulation S-B.

Loan Portfolio, page 32

26.   Please revise to include five years worth of data for the loan portfolio table on this page, the nonperforming assets table on page 33, the allowance for loan losses table on page 34 and the allocation of the allowance for loan losses table on page 35. General Instruction 3(a) of Industry Guide III requires the information detailed in Items III and IV (of this guide) for an institution of your size. We note that you the Bank began operations in 2001.

27.   Please revise to include a separate textual section describing the individual major products comprising each major loan category. Please include the specific underwriting policies (including required collateral) and inherent risks in each type of lending, your established loan review procedures for identifying non-performing and/or troubled loans and other significant polices and procedures in this area.

Provision and Allowance for Loan Losses, page 34

28.   Please revise to include a more detailed description of your methodology for determining the allowance for loan losses and the annual provision. We note your basis for review follows the FDIC 1993 policy statement on the allowance for loan losses. Your description should expand on what specific methodology was included in the FDIC policy statement and any particular changes you implemented to your methodology due to your unique operations and lending activities which would be separate and distinct from the guidance referred to above.

Liquidity and Interest Rate Sensitivity, page 37

29.   Please revise to include a discussion of your internal and external sources of liquidity and any know trends, events or uncertainties that have or are reasonably likely to have material impact on your short-term and/or long-term liquidity. Your discussion should address but not be limited to the major changes in your financial statement line items. For example, we note that more than half of your jumbo CD's will mature within the next 12 months, however, there is no discussion of your ability to renew these at market rates and if not, what alternative sources of funds are available, etc. Refer to Item 303(b)(1)(i & ii) of Regulation S-B.

Management and Directors, page 46

30.   Please revise your disclosure to provide a brief description of each listed person's business experience during the past five years, rather than merely a list of positions. Refer to Item 401(a)(4) of Regulation S-B.

Employment Agreements, page 49

31.   Include a separate financial statement footnote for employment agreements you discuss in this section.

Plan of Distribution

32.   Please provide the disclosure required under Item 8 of Form SB-2.

Description of Capital Stock, page 55

33.   Please revise to clarify under what circumstances cumulative voting would be in effect.

Undertakings

34.   Please include the current and complete text of the undertaking found in Item 512(a) of Regulation S-B.

Notes to Consolidated Financial Statements

Note A – Nature of Operations, page F-5

35.   While we note you state that you operate within one operating segment, please provide us your analysis of what consideration(s) were given to having separate individual operating segments for your loan referral program and SBA lending program given their significance as reflected on the income statement. We note paragraphs 10-32 of SFAS No. 131.

Note R – Derivative Financial Instruments, page F-29

36.   Please revise, where appropriate, your disclosure with respect to the interest rate swaps that you have designated as cash flow hedges of your floating rate trust preferred securities to:

-    Reconcile the statement that you have matched terms with the disclosure provided on page 21 and 22 which identifies three fixed interest rates of 6.05%, 6.64% and 7.04% and three term dates of March 15, 2010 and December 31, 2012 and an unspecified date in 2013;

- Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of this hedging strategy;

- Describe how you assess hedge effectiveness and measure hedge ineffectiveness;

- If you apply the short cut method of assessing hedge effectiveness, tell us how you determined that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment;

- If you apply the long-haul method of accounting, please tell us how you met all he requirements of paragraphs 28-30 of SFAS 133.

37.   As a related matter, please provide us with the complete indenture(s) and/or other contractual agreement(s) for the junior subordinated debt securities of Premier Commercial Bancorp Trust I and/or II which is being hedged as part of this cash flow hedge. In addition, clearly disclose the amount of hedged item(s) by individual Premier Commercial Bancorp Trust (either I and/or II) as we are unable to determine what and how much of the individual junior subordinated debt securities are being hedged.

Signatures – page II-5

38.   Identify the persons serving in the capacities of controller or principal accounting officer. Refer to the signature requirements in the form instructions for Form SB-2.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Paula Smith, Staff Accountant, at (202) 551-3696 or John Nolan, Accounting Branch Chief, (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Gary Steven Findley, Esq.
          Gary Steven Findley & Associates
          1470 North Hundley
          Anaheim, California 92806